SECURITIES EXCHANGE ACT OF 1934
Release No. 34-101207

September 27, 2024

ORDER CANCELLING REGISTRATION OF MUNICIPAL ADVISOR, DEVELOPMENT &
PUBLIC FINANCE, LLC, PURSUANT TO SECTION 15B(c)(3) OF THE SECURITIES
EXCHANGE ACT OF 1934

Development & Public Finance, LLC (CIK No. 1613281, SEC File No. 866-00124-00),
hereinafter referred to as the "registrant," is registered with the Securities and Exchange
Commission (the "Commission") as a municipal advisor pursuant to Sections 15B(a)(1)(B) and
15B(a)(2) of the Securities Exchange Act of 1934 (the "Act").

On August 29, 2024, a Notice of Intention to Cancel Registration of Certain Municipal
Advisors, including the registrant, was published in the Federal Register (Securities Exchange Act
Release No. 34-100815). The notice gave interested persons an opportunity to request a hearing
and stated that an order or orders cancelling the registration would be issued unless a hearing was
ordered. No request for a hearing has been filed by any persons (including registrant), and the
Commission has not ordered a hearing.

Pursuant to Section 15B(c)(3) of the Act, the Commission has found that registrant is no
longer in existence or has ceased to do business as a municipal advisor.

Accordingly,

IT IS ORDERED, pursuant to Section 15B(c)(3) of the Act, that the registration of
Development & Public Finance, LLC (CIK No. 1613281, SEC File No. 866-00124-00) be, and
hereby is, cancelled.

For the Commission, by the Office of Municipal Securities, pursuant to delegated authority.[1]

Vanessa A. Countryman,

Secretary.

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[1] 17 CFR 200.30-3a(a)(1)(ii).